February 29, 2016

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:    John Cash, Branch Chief
        Mindy Hooker

Re:    Mistras Group, Inc.

Form 10-K for the Fiscal Year Ended May 31, 2015
Form 10-Q for the six months ended November 30, 2015

Ladies and Gentlemen:

Mistras Group, Inc. (“Mistras” or the “Company”) is submitting this letter in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated February 23, 2016 (the “February 23rd Comment Letter”) relating to the reports referenced above. Please find our response to the February 23rd Comment Letter below. For your convenience, the comment in the February 23rd Comment Letter is included immediately preceding our response.

Staff Comment #1:

Form 10-Q for the six months ended November 30, 2015
Notes to the Unaudited Condensed Consolidated Financial Statements
Immaterial Correction, page 5

1. We have reviewed your response to prior comment five. We note that you identified errors in the statement of cash flows for the six months ended November 30, 2014 during the preparation of your August 31, 2015 Form 10-Q. Given that the errors were identified subsequent to the filing of your May 31, 2015 Form 10-K, please tell us whether any of these errors also impacted the financial statements presented in your Form 10-K for the year ended May 31, 2015. If so, please quantify any errors that impacted your financial statements for the year ended May 31, 2015 and explain to us how you determined that they were not material, if appropriate.

Response to Comment #1:
The Company respectfully acknowledges the Staff’s comment. Certain of the errors that were identified in our consolidated statement of cash flows for the six-months ended November 30, 2014, also impacted our consolidated statement of cash flows for the year ended May 31, 2015. The impact of those errors is summarized as follows:

	(in thousands)
	Previously
	Reported	Revised
Cash flows from operating activities:
Accounts payable	$(6,281)	$(6,571)
Accrued expenses and other liabilities	2,500	2,006
Net cash provided by operating activities	50,624	49,840
Cash flows from investing activities:
Acquisition of businesses, net of cash acquired	(34,967)	(34,677)
Net cash used in investing activities	(49,941)	(49,651)
Cash flows from financing activities:
Repayment of long-term debt	(9,224)	(11,457)
Net borrowings from revolver	21,914	23,500
Proceeds from borrowings of long-term debt	—	2,232
Net cash provided by financing activities	481	2,066
Effect of exchange rate changes on cash and cash equivalents	(629)	(1,720)

As discussed below, management evaluated the materiality of these errors in accordance with SEC Staff Accounting Bulletin (SAB) No. 99, Materiality, and SAB No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, and concluded that, based upon the total mix of information, the errors were not material.

From a quantitative perspective, management considered that the errors were isolated to the Company’s consolidated statement of net cash flows and were not considered to materially impact previously reported amounts of cash flows from operating, investing, or financing activities or the effects of exchange rate changes on cash and cash equivalents, in the context of our consolidated financial statements.

From a qualitative perspective, management considered various factors, noting that the misstatements were the result of unintentional errors, and do not:

•	Mask a change in earnings (no impact on reported earnings) or other trends;

•
Cause a material change in previously reported trends. Most notably, cash from operating activities (as adjusted) represented a 35% improvement over prior year, similar in magnitude to the 37% that was previously reported;

•	Hide a failure to meet analysts’ consensus expectations, as analysts do not publish their expectations of our cash flows;

•	Impact our reported segment results;

•	Affect our compliance with regulatory requirements, loan covenants or other contractual requirements;

•	Affect management’s compensation; or

•	Involve concealment of an unlawful transaction.

On the basis described above, management believes that there is not a substantial likelihood that the errors would have been viewed by a reasonable investor as having significantly altered the total mix of information made available, and accordingly concluded that the errors, individually and in the aggregate, were not material.

Management intends to disclose these immaterial corrections in the footnotes to its consolidated financial statements in its upcoming Form 10-K for the fiscal year that will end on May 31, 2016, in a manner similar to the disclosure that the Company made in its November 30, 2015 Form 10-Q.

If you have any questions, please do not hesitate to call the undersigned at (609) 716-4103.

Very truly yours,

Mistras Group, Inc.

/s/ Jonathan H. Wolk
Jonathan H. Wolk
Executive Vice President and CFO